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                                                                     EXHIBIT 1.1

           [LOGO]

                               November 30, 1998

TO THE STOCKHOLDERS OF CIRCON CORPORATION

Dear Stockholder:

    On November 21, 1998, Circon Corporation entered into an agreement with Maxxim Medical, Inc. and its wholly owned subsidiary that provides for the acquisition of Circon for a price of $15 per share in cash. Under the terms of the proposed transaction, Maxxim's subsidiary has commenced a tender offer (the "Tender Offer") for all outstanding shares of Circon Common Stock at $15 per share. The Tender Offer is currently scheduled to expire at 5:00 p.m., New York City time, on Thursday, January 5, 1999.

    Completion of the Tender Offer is conditioned, among other things, upon the tender of at least a majority of the outstanding Circon shares. Following successful completion of the Tender Offer, all Circon shares not tendered and purchased in the Tender Offer will be converted into the right to receive $15 per share in cash pursuant to a merger of Circon with Maxxim's subsidiary.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, CIRCON STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES.

    The recommendation of the Board of Directors is described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Circon with the Securities and Exchange Commission and enclosed with this letter. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including the opinion of Bear, Stearns & Co. Inc., financial advisors to Circon, a copy of which is attached as Annex A to the Schedule 14D-9. We urge you to read carefully the Schedule 14D-9 in its entirety to that you will be more informed as to the Board's recommendation.

    Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a Letter of Transmittal for tendering your shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

    On behalf of the Board of Directors,

                                          George A. Cloutier
                                          President and Chief Executive Officer